# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MultiMetaVerse Holdings Limited, CIK 0001874074
CUSIP: G6360J102
Title of class of securities: Ordinary Share, no par value
Address of issuer's principal executive offices: 6/F, Tower B 785 Hutai Road, Jing'An District, Shanghai, China (F4), 200065
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001846198

## Reporting persons
- First Euro Investments Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 142,612; shared voting power 0; sole dispositive power 142,612; shared dispositive power 0; aggregate amount beneficially owned 142,612 (0.4% of the class)
  Comment: (1) First Euro Investments Limited is 100% owned by Yuet Bun Wu.
- Yuet Bun Wu: type of reporting person: other (OO); citizenship or place of organization: China (F4); sole voting power 142,612; shared voting power 0; sole dispositive power 142,612; shared dispositive power 0; aggregate amount beneficially owned 142,612 (0.4% of the class)

## Item 1. Issuer
Name of issuer: MultiMetaVerse Holdings Limited
Address of issuer's principal executive offices: 6/F, Tower B 785 Hutai Road Jing'An District Shanghai China, 200065

## Item 2. Person Filing
Name of person filing:
First Euro Investments Limited
Yuet Bun Wu
Address of principal business office or, if none, residence:
c/o First Euro Investments Limited
29/F, The Sun's Group
200 Gloucester Road
Wanchai,
Hong Kong
Citizenship:
First Euro Investments Limited - British Virgin Islands
Yuet Bun Wu - China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
First Euro Investments Limited - 142,612 shares.
Yuet Bun Wu - 142,612 shares. Consists of ordinary shares owned by First Euro Investments Limited
Percent of class: 0.4%
Sole power to vote or to direct the vote:
First Euro Investments Limited - 142,612 shares;
Yuet Bun Wu - 142,612 shares.
Shared power to vote or to direct the vote:
First Euro Investments Limited - 0 share;
Yuet Bun Wu - 0 share.
Sole power to dispose or to direct the disposition:
First Euro Investments Limited - 142,612 shares;
Yuet Bun Wu - 142,612 shares.
Shared power to dispose or to direct the disposition:
First Euro Investments Limited - 0 share;
Yuet Bun Wu - 0 share.

The percentage set forth on Row (11) of the cover page for the reporting person is based on 36,998,914 shares of Ordinary Shares outstanding based upon the Issuer's Proxy Statement on Form 6-K filed with the Securities and Exchange Commission ("SEC") on December 10, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement, between each Reporting Person, dated February 14, 2025 by and among the Reporting Persons

## Signatures
- First Euro Investments Limited: /s/ Yuet Bun Wu, Yuet Bun Wu/Director (02/14/2025)
- Yuet Bun Wu: /s/ Yuet Bun Wu, Yuet Bun Wu/ (02/14/2025)